

August 28, 2023

Craig Cecilio
Chief Executive Officer
Value Add Growth REIT IV, LLC
750 B Street, Suite 1930
San Diego, CA 92101

> **Re: Value Add Growth REIT IV, LLC**
> **Amendment No. 1 to**
> **Offering Statement on Form 1-A**
> **Filed August 1, 2023**
> **File No. 024-12040**

Dear Craig Cecilio:

We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

<u>Amendment No. 1 to Offering Statement on Form 1-A</u>

<u>General</u>

1. Please revise to include the disclosures pursuant to Item 304 of Regulation S-K, including:
   - State whether any principal accountant has resigned or was dismissed during your two most recent fiscal years or any subsequent interim period. In this regard, we note the change from Tesseract Advisory Group to Fruci & Associates II, PLLC.
   - State whether there were any disagreements with Tesseract Advisory Group as defined in Item 304(a)(1)(iv) of Regulation S-K and any reportable events occurred as defined in Item 304(a)(1)(v) of Regulation S-K and prior to any resignation or dismissal.

- State whether you have consulted with Fruci & Associates II, PLLC regarding any of the matters described in Item 304(a)(2)(i) or 304(a)(2)(ii) of Regulation S-K.

Please contact Ruairi Regan at 202-551-3269 or Jeffrey Gabor 202-551-2544 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Sara Hanks, Esq.